December 6, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on November 8, 2010 regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Absolute Strategies Fund (the “Fund”), which was filed with the Commission on September 30, 2010 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

References to page numbers are to the revised Class A and C prospectus unless otherwise noted. Please note that the Registration Statement is scheduled to become effective automatically on December 15, 2010, and the Fund expects to commence offering its shares shortly thereafter.

1.	Comment. Delete the first sentence of Footnote 1 under the section “Fund Fees & Expenses” on page 1 of the prospectus.

Response.    In response to this comment, this sentence has been deleted.

2.	Comment. Footnote 2 under the section “Fund Fees & Expenses” on page 1 of the prospectus states that the undertaking is “in effect through [ ].” Is this contractual agreement effective for at least one year?

Response.    The Registrant confirms that this undertaking is in effect through April 30, 2012 and has inserted this date into Footnote 2.

3.	Comment. The first sentence of the first paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus states that “The Fund intends to pursue high absolute total returns …” Please define “absolute total returns.”

Response.    In response to this comment, the Registrant has inserted the following sentence at the beginning of the first paragraph: “The Fund has an absolute return investment objective, which means that it is not managed relative to an index and that it attempts to achieve positive total returns over a full market cycle.”

4.	Comment. The fourth sentence of the first paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus states that “The Fund also may, under normal market conditions, invest up to 50% of its total assets in investments denominated in non-U.S. currencies and related derivatives…” Please specify the types of “investments” denominated in non-U.S. currencies in which the Fund may invest.

Response.    In response to this comment, the Registrant has made the last two sentences of the third paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus into a new paragraph and inserted the heading “Non-U.S. Currency Investments” before this new fourth paragraph. This paragraph specifies the different types of “investments” denominated in non-U.S. currencies in which the Fund may invest.

5.	Comment. In the last sentence in the first paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus, explain why “currency positions that are intended to hedge the Fund’s non-U.S. currency exposure will not be counted toward the limitation on investments in non-U.S. and emerging market currencies.”

Response.    In response to this comment, the Registrant has revised the last sentence to read: “Currency positions that are intended to hedge the Fund’s non-U.S. currency exposure (i.e., currency positions that are not made for investment purposes) will ~~not be counted toward the~~ offset positions in the same currency that are made for investment purposes when calculating the limitation on investments in non-U.S. and emerging market currencies because the Fund believes that hedging a currency position is likely to negate some or all of the currency risk associated with the original currency position.”

6.	Comment. In the second paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus, explain in plain English how the Adviser decides which securities to buy and sell.

Response.    In response to this comment, the Registrant has revised the last sentence in the second paragraph to read: “The portfolio management team expects to actively evaluate each investment idea~~s and market and economic conditions~~ based upon its return potential, its level of risk and its fit within the team’s overall macro strategy when deciding whether to buy or sell investments ~~as they purchase and sell securities~~, with the goal of continually optimizing the Fund’s portfolio.”

7.	Comment. Please be more specific in describing what the Fund intends to principally invest in initially and over the next 12 months.

Response.    The Registrant respectfully submits that a specific description of the Fund’s expected portfolio could, and likely would, become stale, and potentially misleading, soon after publication. However, the Fund confirms that the instruments listed in the sub-section “Principal Investment Strategies” on page 2 of the prospectus are instruments in which the Fund reasonably anticipates investing under normal market conditions, although it may not invest in all of these instruments at all times.

In addition, please note that, as mentioned on page 11 of the prospectus, the Fund’s portfolio holdings will be available on the Fund’s website monthly after an aging period of at least 30 days and the Fund’s top 10 holdings will be available on the Fund’s website as of the month-end within 7 business days after month-end. Therefore, investors will have information about the portfolio available on an updated basis.

8.	Comment. Please review the July 30, 2010 letter the Staff sent to the Investment Company Institute regarding derivatives-related disclosures by investment companies and conform the Fund’s derivatives disclosure accordingly.

Response.    The Registrant respectfully submits that it reviewed the July ICI Letter and that the derivatives disclosure in the Registration Statement is consistent with the staff’s position set out in the July ICI Letter.

9.	Comment. In the first sentence of the seventh paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus, remove the phrase “under the Investment Company Act of 1940 (“1940 Act”).”

Response.    In response to this comment, the phrase has been deleted.

10.	Comment. The first sentence of the eighth paragraph under the sub-section “Principal Investment Strategies” on page 3 of the prospectus states that “The Fund may engage in active and frequent trading of securities and other instruments.” If the Fund is likely to engage in active and frequent trading, please change the “may” to “will.”

Response.    In response to this comment, the Registrant has revised the first sentence to read: “The Fund expects to ~~may~~ engage in active and frequent trading of securities and other instruments.”

11.	Comment. In the second sentence of the paragraph labeled “Currency Risk” in the sub-section “Principal Risks” on page 3 of the prospectus, define “currency-related instruments” and confirm that these are included in the principal investment strategy section.

Response.    In response to this comment, the sentence has been deleted and replaced with the following sentence, “The Fund may be subject to currency risk because it may invest a significant portion of its assets in currency-related instruments, such as forward currency exchange contracts, foreign currency futures contracts, options on foreign currencies and foreign currency futures, cross-currency instruments (such as swaps) and direct investments in foreign currencies.” The Registrant respectfully confirms that these instruments are included in the principal investment strategy section.

12.	Comment. In paragraph labeled “Derivatives Risk” in the sub-section “Principal Risks” on page 3 of the prospectus, please revise according to instructions.

Response.    In response to this comment, the Registrant has deleted the requested language from the sub-section “Principal Risks” and inserted this disclosure elsewhere in the prospectus. Accordingly, Registrant has revised the following paragraph to read:

Derivatives Risk: Derivatives are subject to changes in the value of the underlying asset or indices on which such transactions are based. There is no guarantee that the use of derivatives will be effective or that suitable transactions will be available. Even a small investment in derivatives may give rise to leverage risk and can have a significant impact on the Fund’s exposure to securities markets values, interest rates or currency exchange rates. ~~The Adviser will attempt to ensure that at all times the Fund has sufficient liquid~~

~~assets to cover its obligations under its derivative contracts; however,~~ It is possible that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. The Fund’s use of derivatives involves other risks, such as the credit risk relating to the other party to a derivative contract, the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate perfectly with relevant assets, rates or indices, liquidity risk, allocation risk and the risk of losing more than the initial margin required to initiate derivatives positions. ~~Although the Adviser monitors the creditworthiness of the Fund’s counterparties,~~ There can be no assurance that the Fund’s derivative counterparties will not experience financial difficulties, possibly resulting in losses to the Fund.

13.	Comment. On page 3 of the Statement of Additional Information (the “SAI”), the third sentence of the first paragraph under the section “Investment Restrictions” states that “The percentages set forth below and the percentage limitations set forth in the Prospectuses apply at the time of the purchase of a security and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of a purchase of such security.” Note that this sentence does not apply to borrowing.

Response.    The Registrant respectfully submits that the Fund’s policy regarding borrowing is appropriately disclosed on pages 3 and 4 of the SAI, which states the following: “In addition to temporary borrowing, a fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, a fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.”

14.	Comment. The second sentence in the second paragraph under the section “Investment Restrictions” on page 3 of the SAI states that “finance companies whose financing activities are related primarily to the activities of their parent companies are classified in the industry of their parents…” In what industry are finance companies whose financing activities are not related primarily to the activities of their parent companies classified?

Response.    In response to this comment, the Registrant has revised the second sentence to read: “For purposes of this restriction … finance companies whose financing activities are related primarily to the activities of their parent companies are classified in the industry of their parents, finance companies whose financing activities are not related primarily to the activities of their parent companies are classified in the industry the adviser believes is most applicable to such finance companies, …”

15.	Comment. The fourth sentence in the second paragraph under the section “Investment Restrictions” on page 3 of the SAI states that “For the purpose of this restriction, the Fund takes the position that asset-backed securities do not represent investments in any industry or group of industries.” Please explain why these securities are not classified in any industry.

Response.    In response to this comment, the Registrant has deleted the fourth sentence. The Registrant continues to maintain that the economic characteristics of asset-backed securities are sufficiently broad, with materially different risk profiles and underlying assets, that they should not be classified as belonging to any one industry. However, the Registrant understands that this statement may be misunderstood by an investor because the Fund does limit its investments in asset-backed securities based on the specific underlying asset of each asset-backed security. For example, the Fund limits its investments in asset-backed securities backed by car loans to less than 25% of the Fund’s total assets, and limits its investments in asset-backed securities backed by residential mortgages to less than 25% of the Fund’s total assets.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.